Exhibit 99.1

FORM 62-103F1

Required Disclosure under the Early Warning Requirements

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares (“Common Shares”) of Delta 9 Cannabis Inc. (the “Corporation”). The address of the Corporation’s head office is:

Delta 9 Cannabis Inc.

PO Box 68096 Osborne Village

Winnipeg, Manitoba R3L 2V9

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. See Item 2.2 below. The transaction to which this report relates did not take place through the facilities of any stock exchange or other marketplace.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

The acquirer is Sundial Growers Inc. (“Sundial”). The address of Sundial is:

Sundial Growers Inc.

#200, 919—11 Avenue SW

Calgary, AB T2R 1P3

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On March 30, 2022, pursuant to the terms of a subscription agreement dated March 30, 2022 (the “Subscription Agreement”) between Sundial and the Corporation, Sundial acquired C$10,000,000 in principal amount of senior secured second-lien convertible debentures of the Corporation (the “Debenture”) for an a subscription price of $9,600,000, representing an original discount of 4% (the “Offering”). The Debenture matures on March 30, 2025 and bears an interest rate of 10% per annum, subject to increase on the occurrence of certain events as set forth in the Debenture, payable monthly. The Debenture is convertible by Sundial into Common Shares at a conversion price of $0.35 per Common Share (the “Conversion Price”). If the Corporation completes an offering of equity securities in the six months from the closing of the Offering at an issuance price that is equal to or less than $0.29 per Common Share, the Conversion Price will be adjusted downward to a share price that is equal to a 20.0% premium to the issuance price of such offering of equity securities provided that, until shareholder approval is obtained by the Corporation, such price is not less than the 5-day volume weighted average trading price of the Common Shares (the “5-Day VWAP”) as of the date of the conversion of the Debenture (the “Floor Price”). The Corporation may, at its option, also convert 100% of the interest accrued and payable for the first quarter ending June 30, 2022 and 50% of the interest accrued and payable for the second quarter ending September 30, 2022 into Common Shares at a price equal to the 5-Day VWAP as to the date of interest payment. During an event of default that is ongoing, Sundial may, at its option, convert 100% of the interest accrued and payable into Common Shares at a price equal to the 5-Day VWAP as to the date of interest payment.

In connection with the Offering, the Corporation has undertaken to Sundial that it will seek, prior to June 30, 2022, the approval of the shareholders of the Corporation for: (i) the creation of Sundial as a control person of the Corporation; (ii) the issuance of a number of Common Shares greater than 25% of the current number of issued and outstanding Common Shares; (iii) the issuance of Common Shares in payment of interest on the Debenture at a 15% discount to the 5-Day VWAP of the Common Shares on the date of issuance; and (iv) the removal of the Floor Price for the conversion of the Debenture.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1

State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Immediately prior to the Offering, Sundial and its affiliates held no Common Shares. Upon the closing of the Offering, assuming conversion of the Debenture in full at the Conversion Price, Sundial and its affiliates would exercise control and direction over 21.2% of the issued and outstanding Common Shares (on a partially diluted basis, prior to the closing of the transaction with Uncle Sam’s Cannabis Ltd.).

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Items 2.2 and 3.1 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4

State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Sundial did not hold any Common Shares or other securities of the Corporation prior to the closing of the Transaction.

For Sundial’s holding of Common Shares following the completion of the Transaction, see Item 3.1 above.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6

If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7

If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8

If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See item 2.2 above.

4.2

In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 2.2 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

Sundial entered into the Subscription Agreement as part of a strategic investment in the Corporation. Sundial intends to review its investment in the Corporation on a continuing basis and may, subject to the terms of the Subscription Agreement, purchase or sell Common Shares in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic conditions and other factors and conditions Sundial deems appropriate.

Sundial may formulate other purposes, plans or proposals regarding the Corporation or any of its securities or may change its intention with respect to any and all matters referred to in this Item 5.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

See Item 2.2 above.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

Certificate

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated March 31, 2022

SUNDIAL GROWERS INC.

Per:	(signed) “Zachary George”
Name:Zachary George Title:Chief Executive Officer